GOLDEN PHOENIX MINERALS, INC.
1675 East Prater Way
Sparks, Nevada 89434

February 10, 2006
Ms. Carmen Moncada-Terry
United States Securities and Exchange Commission
100 F Street - Mail Stop 4561
Washington, D.C. 20549

Re:	Golden Phoenix Minerals, Inc. Request for Acceleration of Registration Statement on Form SB-2 File No. 333-131266

Ladies and Gentlemen:

Golden Phoenix Minerals, Inc. (the “Company) hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-131266), filed on January 23, 2006, as amended, to 4:00 pm on February 13, 2006, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.

In addition, the Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLDEN PHOENIX MINERALS, INC.

By:	/s/ Kenneth S. Ripley
Kenneth S. Ripley
Chief Executive Officer